Mail Stop 4561

April 21, 2010

Mr. Thaddeus J. Shalek
Interim Chief Financial Officer
Smart Online, Inc.
4505 Emperor Blvd., Suite 320
Durham, NC 27703

>   **Re:**   **Smart Online, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed April 16, 2010**
>   **File No. 001-32634**

Dear Mr. Shalek:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on April 16, 2010

1.   We note your disclosure that you identified the fact that certain contracts require the reporting of subscription revenue on a gross basis and others on a net basis. Please tell us the following:

- Explain the facts and circumstances that changed from your responses to our prior comment 2 in your letter dated September 12, 2008 and our prior comment 3 in your letter dated November 17, 2008, where you concluded that subscription revenue should be recognized on a gross basis.

- You have disclosed that this error affected your financial statements for the fiscal year ended December 31, 2008, and for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. Tell us how you determined that this error did not impact your financial statements prior to 2008.

- We note your disclosure that your audit committee concluded on April 13, 2010 that the respective financial statements should no longer be relied upon. We further note that your Form 10-K for the year ended December 31, 2009 was due on March 31, 2010. In your Form 12b-25 filed on March 31, 2010, you disclose that the delay in filing your Form 10-K was due to a review of a tentative settlement as a subsequent event. In sufficient detail, explain how you identified the error after the original due date of your financial statements for the year ended December 31, 2009. Also describe the control procedure that identified the error.

2.   We note that you are adjusting operating expenses to record certain subscription revenue on a net basis and cost of revenues remains unchanged in each of the periods that you have restated. It is unclear to us why these amounts were originally recorded as operating expenses and not as cost of revenues. Tell us more about these amounts and how you considered the accounting guidance in ASC 705-10-25-9 through 12.

3.   Please tell us whether you intend to file restated financial statements for the fiscal year ended December 31, 2008 and for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. If so, tell us how, and when, you will do so.

4.   When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant